UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION

(Translation of registrant’s name into English)

Republic of Peru

(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero

Surco, Lima

Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

DECENIO DE LAS PERSONAS CON DISCAPACIDAD EN EL PERÚ - AÑO DE LA DIVERSIFICACIÓN PRODUCTIVA Y DEL FORTALECIMIENTO DE LA EDUCACIÓN

Annex

Monthly Position of Financial Derivatives

COMPANY:	CEMENTOS PACASMAYO S.A.A.
INFORMATION AS OF	January 31, 2016

1.  Details of Financial Derivative Instruments:

Derivative Instrument (1)	Purpose (2)	Amount (3)	Asset or Variable (4)	Currency	Fair Value
					Current Month	Previous Month
Cross Currency Swaps	Coverage	USD 300 MM total	-	Soles	148,955,000	124,770,000

(1) Forward, Future, Option, Swap, among others.
(2) Coverage, Negotiation.
(3) Notional amount or Nominal Value in Contract.
(4) Asset that is covered, or reference variable in case of derivative financial instruments with negotiation purposes.

2.  Accumulative Gain/Loss and Fair Value:

 4. Additional Information:

-  The amount of gain/loss from Derivative Financial Instruments as of January 31, 2016, has been determined according to the instructions set forth by the Superintendencia del Mercado de Valores and includes the following transactions registered during 2015: the increase in fair value of the financial derivative instruments by S/. 24,185,000, minus the unrealized loss from exchange rate differences because of US$ bonds held of S/. 17,400,000, income tax of S/ 1,764,000 and the commission resulting from the Cross Currency Swap contracts for S/. 2,588,000. The first 3 items are registered under net equity (other components of equity), while the commission is registered as a financial expense in the statement of profit and loss.

- The amounts relating to the fair value of the Cross Currency Swaps, are estimated internally following the International Financial Reporting Standards and using valuation techniques based on market data and are subject to change.

Notes:(*)                   The total revenues, assets and liabilities from the company’s last available financial information will be taken.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: February 25, 2016